Exhibit 99.1

PRESS RELEASE

Aspen Reports Second Quarter Net Income Available to Ordinary Shareholders of $36 million, or $0.39 per Diluted Ordinary Share and Operating Income of $111 million, or $1.22 per Diluted Ordinary Share
For the three months ended June 30, 2025, Aspen reports:
•Improvement of 3.6 percentage points in the combined ratio of 85.1% compared to June 30, 2024, resulting in underwriting income of $100 million
•Adjusted underwriting income of $106 million** with an adjusted combined ratio of 84.3%**
•Aspen Capital Markets fee income of $53 million*, growth of 53.5% compared to June 30, 2024
•Annualized operating return on average equity of 17.2%**

For the six months ended June 30, 2025, Aspen reports:
•Net income available to ordinary shareholders of $55 million, or $0.61 per diluted ordinary share and operating income of $161 million or $1.77 per diluted ordinary share
•Underwriting income of $128 million, with a combined ratio of 90.8%
•Adjusted underwriting income of $142 million** and adjusted combined ratio of 89.7%**
•Book value per ordinary share of $28.81 as at June 30, 2025, an increase of $5.51, or 23.6%, compared to June 30, 2024

Hamilton, Bermuda, August 7, 2025 - Aspen Insurance Holdings Limited (NYSE: AHL) (“Aspen,” the “Company,” “we,” or “us”) today reported results for the three and six months ended June 30, 2025.
Mark Cloutier, Executive Chairman and Group Chief Executive Officer, commented: “Aspen delivered a strong performance for the second quarter, with both of our earnings engines contributing to growth in our operating income and an improvement in our adjusted combined ratio in the context of evolving market dynamics.
These results – our first quarter since our IPO – continue to demonstrate the strength and consistency of Aspen’s performance which, alongside lower earnings volatility and an improved capital position, were recognized by S&P in May this year with an upgrade of our ratings outlook to Positive from Stable.
Aspen’s nimble yet disciplined approach and multi-platform capabilities allow us to deliver much-needed solutions for our customers and trading partners while maintaining a profitable and well-balanced portfolio across market cycles. Looking forward, we remain confident that we have the business mix, risk appetite, market standing and culture to achieve sustainable growth and deliver shareholder value as a top quartile specialty (re)insurer across market cycles.”
* Reflected in our underwriting result as a reduction to acquisition costs.
** Non-GAAP financial measures are used throughout this release, such as operating income, annualized operating return on average equity, underwriting income, adjusted underwriting income and adjusted combined ratio. These are non-GAAP financial measures as defined in SEC Regulation G. For additional information and reconciliation of non-GAAP financial measures, refer to the end of this press release. Refer to "Cautionary Statement Regarding Forward-Looking Statements" at the end of this press release.

Christian Dunleavy, Group President, said: “Aspen’s strong underwriting performance across both insurance and reinsurance in the second quarter is a testament to our continued focus on building a well-balanced portfolio, our disciplined risk selection, and our ability to allocate risk across platforms in competitive market conditions. Fee income from Aspen Capital Markets delivered strong growth through the last quarter, providing underwriting expertise to third-party capital investors while also enabling Aspen to further manage net exposures and volatility within our portfolio.
We remain on track to deliver mid-teens operating return on equity and will continue to focus on deploying our specialty expertise, further deepening our customer and trade relationships, growing Aspen Capital Markets, and investing in the technology and tools that will make us even better risk allocators. By concentrating our efforts on total value creation and sustainable profitability, we are confident that Aspen has the resilience, strategy and positioning to succeed across market cycles.”

Consolidated Highlights for the Three and Six Months Ended June 30, 2025

	Three Months Ended June 30,			Six Months Ended June 30,
	2025	2024	Change	2025	2024	Change
	($ in millions, except for percentages)			($ in millions, except for percentages)
Gross written premiums	$1,238.9	$1,250.4	(0.9)%	$2,526.1	$2,481.8	1.8%
Net written premiums	$715.5	$811.1	(11.8)%	$1,467.2	$1,552.0	(5.5)%
Net earned premiums	$674.9	$705.4	(4.3)%	$1,377.6	$1,371.1	0.5%
Underwriting income (1)	$100.4	$80.3	25.0%	$127.6	$169.8	(24.9)%
Adjusted underwriting income (1)	$105.9	$93.9	12.8%	$142.1	$184.8	(23.1)%

Net investment income	$80.5	$82.5		$156.4	$159.3
Net realized and unrealized investment (losses)	(9.3)	(26.1)		(9.6)	(27.1)
Interest expense	(8.9)	(14.0)		(18.0)	(30.1)
Corporate and other expenses	(25.4)	(39.0)		(50.8)	(64.7)
Non-operating expenses	(47.3)	(5.5)		(55.6)	(11.7)
Net realized and unrealized foreign exchange (losses)/gains	(31.9)	1.9		(44.8)	11.0
Income tax expense	(11.6)	(11.1)		(21.9)	(25.7)
Net income	$46.5	$69.0		$83.3	$180.8
Net income available to ordinary shareholders	$35.5	$55.3		$55.4	$153.5

Loss ratio	56.2%	59.6%		60.6%	58.7%
Expense ratio	28.9%	29.1%		30.2%	28.9%
Combined ratio	85.1%	88.7%		90.8%	87.6%
Adjusted combined ratio (1)	84.3%	86.7%		89.7%	86.5%

Operating income (1)	$110.9	$97.6		$161.3	$201.0
Annualized net income available to ordinary shareholders on average equity	5.6%	10.3%		4.4%	14.2%
Annualized operating return on average equity (1)	17.2%	18.1%		12.8%	18.7%

Net income available to ordinary shareholders per diluted ordinary share	$0.39	$0.61		$0.61	$1.69
Operating income per diluted ordinary share	$1.22	$1.07		$1.77	$2.21
(1) Underwriting income, adjusted underwriting income, adjusted combined ratio, operating income and annualized operating return on average equity are non-GAAP financial measures as defined in SEC Regulation G. The reconciliations to the most comparable U.S. GAAP financial measures and the rationale for the presentation of these items is provided later in this press release.

Aspen Group Consolidated Results
Aspen is a specialty (re)insurer focused on generating consistent returns for our shareholders. Our ‘One Aspen’ approach is designed to provide bespoke solutions to complex issues by bringing together our expertise spanning different lines of business, segments and platforms, enabling us to develop enhanced and differentiated offerings to our distribution partners and customers. We are organized across two segments: Insurance and Reinsurance. We adopt a dynamic capital allocation approach, utilizing our platforms across the U.S., U.K., Lloyd’s and Bermuda to match risk with the most appropriate source of capital. In addition, through our Aspen Capital Markets team, Aspen generates fee income, which benefits our underwriting results as a reduction to our reinsurance costs, and offers third-party investors access to Aspen’s specialty insurance and reinsurance portfolios.

Consolidated Highlights for the Three Months Ended June 30, 2025
•The Group continues to deliver strong underwriting performance, achieving a net combined ratio of 85.1% and underwriting income of $100 million. On an adjusted basis, underwriting income was $106 million, with an adjusted combined ratio of 84.3%.
•Gross written premiums decreased by $12 million compared to June 30, 2024, mainly driven by Property lines within our Reinsurance Segment, which have seen property rate decreases, reductions in some line sizes and non-renewals of certain business that did not meet our risk appetite given the current market conditions.
•Adjusted combined ratio improved by 2.4 percentage points compared to June 30, 2024, mainly due to benign catastrophe experience in the quarter compared to the Dubai and German floods in the comparative period.
•Operating income of $111 million in the quarter, or $1.22 per diluted ordinary share, resulting in an annualized operating return on average equity of 17.2%.
•Non-operating expenses of $47 million included a one-off charge of $39 million in relation to replacement share awards that were granted in substitution for legacy share options previously granted to certain employees upon the successful completion of the initial public offering (“IPO”).

Consolidated Highlights for the Six Months Ended June 30, 2025
•Net income available to ordinary shareholders was $55 million or $0.61 per diluted ordinary share and operating income of $161 million or $1.77 per diluted ordinary share.
•Adjusted underwriting income of $142 million was $43 million adverse to the same period in the prior year, primarily due to increased catastrophe losses from the California Wildfires in the first quarter.
•Gross written premiums increased by $44 million compared to June 30, 2024, primarily driven by growth in the Insurance Segment, across our existing cross-class partnerships within Financial and Professional Lines. This has been partially offset by reductions in certain Property lines within the Reinsurance Segment due to rate decreases in the current market which do not meet our profitability expectations.
•Third-party capital supporting Aspen Capital Markets grew to $2.4 billion, expanding our capacity and generating $99 million of fee income, an increase of 45.0% compared to June 30, 2024.
•Net realized and unrealized foreign exchange gains/(losses) across net income and other comprehensive income totaled $7 million. Net income included a loss of $45 million, while other comprehensive income included a gain of $52 million, mainly for foreign exchange gains related to investments classified as available for sale and our foreign exchange cash flow hedges.
•As of June 30, 2025, we had approximately $295 million (December 31, 2024: $379 million) of remaining limit available on our LPT contract, representing 25% of our 2019 and prior accident year outstanding reserves. This contract provides protection against deterioration on these accident years, significantly limiting Aspen’s exposure to the risk of unfavorable development from these accident years, and strengthens our balance sheet.

Insurance Segment
Operating Highlights for the Three and Six Months Ended June 30, 2025

	Three Months Ended June 30,			Six Months Ended June 30,
	2025	2024	Change	2025	2024	Change
	($ in millions, except for percentages)			($ in millions, except for percentages)
Underwriting Revenues
Gross written premiums	$693.5	$684.2	1.4%	$1,380.0	$1,301.2	6.1%
Net written premiums	$390.4	$425.3	(8.2)%	$768.3	$763.7	0.6%
Net earned premiums	$395.8	$378.3	4.6%	$799.5	$739.3	8.1%
Underwriting Expenses
Current accident year net losses and loss expenses	$(224.8)	$(229.6)		$(453.5)	$(451.7)
Catastrophe losses	(11.3)	(5.0)		(28.3)	(16.6)
Prior year reserve development, post LPT years	0.5	3.5		2.4	3.5
Adjusted losses and loss adjustment expenses (1)	(235.6)	(231.1)		(479.4)	(464.8)
Impact of the LPT (2)	(3.7)	(0.1)		(7.8)	4.5
Losses and loss adjustment expenses	(239.3)	(231.2)		(487.2)	(460.3)
Acquisition costs	(45.2)	(48.2)		(95.3)	(83.9)
General and administrative expenses	(67.1)	(63.4)		(141.6)	(125.6)
Underwriting income (1)	$44.2	$35.5	$8.7	$75.4	$69.5	$5.9
Adjusted underwriting income (1)	$47.9	$35.6		$83.2	$65.0

Ratios
Current accident year loss ratio, excluding catastrophe losses	56.8%	60.7%		56.7%	61.2%
Current accident year catastrophe loss ratio	2.9	1.3		3.5	2.2
Current accident year loss ratio	59.7	62.0		60.2	63.4
Prior year reserve development ratio, post LPT years	(0.2)	(0.9)		(0.3)	(0.5)
Adjusted loss ratio (1)	59.5	61.1		59.9	62.9
Impact of the LPT (2)	1.0	—		1.0	(0.6)
Loss ratio	60.5	61.1		60.9	62.3
Acquisition cost ratio	11.4	12.7		11.9	11.3
General and administrative expense ratio	17.0	16.8		17.7	17.0
Combined ratio	88.9%	90.6%		90.5%	90.6%
Adjusted combined ratio (1)	87.9%	90.6%		89.5%	91.2%
(1) Adjusted losses and loss adjustment expenses, underwriting income, adjusted underwriting income, adjusted loss ratio and adjusted combined ratio are non-GAAP financial measures as defined in SEC Regulation G. The reconciliations to the most comparable U.S. GAAP financial measures are shown above and a discussion of the rationale for the presentation of these items is provided later in this press release.
(2) Impact of the LPT includes the impact of prior year development on 2019 and prior accident years, net of the change in the deferred gain recognized in relation to retroactive reinsurance contracts as per accounting requirements for retroactive reinsurance under U.S. GAAP.

Insurance Segment Results
Aspen Insurance operates on a global and regional product basis, delivers service excellence from underwriting through to claims, thereby transforming risk for our customers into opportunities. Aspen Insurance focuses on market segments with high barriers to entry that require bespoke underwriting expertise and customized solutions to address client needs. Aspen Insurance has long-standing partnerships with brokers and other distribution partners, and our responsiveness and innovative mindset make us an ideal partner to deliver effective risk management solutions. Aspen Insurance is organized into five portfolios of business: First Party Insurance, Specialty Insurance, Casualty and Liability Insurance, Financial and Professional Lines Insurance and Other Insurance.

Insurance Segment Highlights for the Three Months Ended June 30, 2025
•Underwriting income was $44 million with a combined ratio of 88.9%, a 1.7 percentage point improvement from the same period in prior year. Adjusted underwriting income was $48 million with an adjusted combined ratio of 87.9%.
•Gross written premiums were $9 million higher than the prior year period, mainly driven by growth in Financial and Professional Lines Insurance and Other Insurance, as a result of increased participation and growth within our program partners. This is partly offset by decreases in Casualty and Liability Insurance and First Party Insurance.
•Adjusted loss ratio of 59.5% improved by 1.6 percentage points compared to June 30, 2024 with current accident year ex-catastrophe performance improving 3.9 percentage points primarily driven by lower loss activity in Financial and Professional Lines Insurance.
•Acquisition expense ratio of 11.4% has improved by 1.3 percentage points compared to June 30, 2024. This is driven by business mix and increased cessions to Aspen Capital Markets structures which generated higher ceded commissions.

Insurance Segment Highlights for the Six Months Ended June 30, 2025
•Underwriting income was $75 million with a combined ratio of 90.5%, a 0.1 percentage point improvement from prior year period. Adjusted underwriting income was $83 million with an adjusted combined ratio of 89.5%.
•Gross written premiums increased by $79 million compared to the same period in prior year. This is mainly attributable to growth in existing program partnerships, partially offset by changing market conditions within the U.S. property market.
•Adjusted loss ratio of 59.9% improved by 3.0 percentage points compared to June 30, 2024. The current accident year ex-catastrophe loss ratio improved 4.5 percentage points driven by lower loss activity in Financial and Professional Lines Insurance. This is partially offset by an increase in catastrophe losses of 1.3 percentage points, mainly driven by losses on the California Wildfires in the first quarter.
•The expense ratio of 29.6%, which includes the acquisition cost ratio and general and administrative expense ratio, deteriorated by 1.3 percentage points. This is due to a change in business mix which attracts a higher acquisition expense along with a higher expense base due to investment in operational excellence enhancements.

Reinsurance Segment
Operating Highlights for the Three and Six Months Ended June 30, 2025

	Three Months Ended June 30,			Six Months Ended June 30,
	2025	2024	Change	2025	2024	Change
	($ in millions, except for percentages)			($ in millions, except for percentages)
Underwriting Revenues
Gross written premiums	$545.4	$566.2	(3.7)%	$1,146.1	$1,180.6	(2.9)%
Net written premiums	$325.1	$385.8	(15.7)%	$698.9	$788.3	(11.3)%
Net earned premiums	$279.1	$327.1	(14.7)%	$578.1	$631.8	(8.5)%
Underwriting Expenses
Current accident year net losses and loss expenses	$(135.4)	$(136.0)		$(270.6)	$(264.6)
Catastrophe losses	(12.3)	(43.2)		(86.7)	(64.0)
Prior year reserve development, post LPT years	9.7	3.7		16.8	3.7
Adjusted losses and loss adjustment expenses (1)	(138.0)	(175.5)		(340.5)	(324.9)
Impact of the LPT (2)	(1.8)	(13.5)		(6.7)	(19.5)
Losses and loss adjustment expenses	(139.8)	(189.0)		(347.2)	(344.4)
Acquisition costs	(44.8)	(57.4)		(90.4)	(114.6)
General and administrative expenses	(38.3)	(35.9)		(88.3)	(72.5)
Underwriting income (1)	$56.2	$44.8	$11.4	$52.2	$100.3	$(48.1)
Adjusted underwriting income (1)	$58.0	$58.3		$58.9	$119.8

Ratios
Current accident year loss ratio, excluding catastrophe losses	48.5%	41.6%		46.8%	41.9%
Current accident year catastrophe loss ratio	4.4	13.2		15.0	10.1
Current accident year loss ratio	52.9	54.8		61.8	52.0
Prior year reserve development ratio, post LPT years	(3.5)	(1.1)		(2.9)	(0.6)
Adjusted loss ratio (1)	49.4	53.7		58.9	51.4
Impact of the LPT (2)	0.7	4.1		1.2	3.1
Loss ratio	50.1	57.8		60.1	54.5
Acquisition cost ratio	16.1	17.5		15.6	18.1
General and administrative expense ratio	13.7	11.0		15.3	11.5
Combined ratio	79.9%	86.3%		91.0%	84.1%
Adjusted combined ratio (1)	79.2%	82.2%		89.8%	81.0%
(1) Adjusted losses and loss adjustment expenses, underwriting income, adjusted underwriting income, adjusted loss ratio and adjusted combined ratio are non-GAAP financial measures as defined in SEC Regulation G. The reconciliations to the most comparable U.S. GAAP financial measures are shown above and a discussion of the rationale for the presentation of these items is provided later in this press release.
(2) Impact of the LPT includes the impact of prior year development on 2019 and prior accident years, net of the change in the deferred gain recognized in relation to retroactive reinsurance contracts as per accounting requirements for retroactive reinsurance under U.S. GAAP.

Reinsurance Segment Results
Aspen Reinsurance offers a full suite of products organized around core products in Property Catastrophe Reinsurance, Other Property Reinsurance, Casualty Reinsurance and Specialty Reinsurance. Through our highly experienced underwriting teams which are supported by claims, modelling and actuarial functions, we have developed longstanding relationships with our clients and brokers. We also provide innovative solutions to risk including utilizing Aspen Capital Markets to access additional third-party capital.
Reinsurance Segment Highlights for the Three Months Ended June 30, 2025
•Underwriting income was $56 million with a combined ratio of 79.9%. Adjusted underwriting income was $58 million with an adjusted combined ratio of 79.2%.
•Gross written premiums of $545 million decreased by $21 million compared to the same period in the prior year. This is mainly driven by a reduction in Property lines where we choose to be selective on businesses we underwrite given the current market conditions, partially offset by business growth in U.S. Casualty.
•Loss ratio of 50.1% improved by 7.7 percentage points compared to June 30, 2024, mainly due to benign catastrophe experience in the quarter compared to Dubai and German floods in the prior year period.
•The expense ratio of 29.8%, which includes the acquisition cost ratio and general and administrative expense ratio, deteriorated by 1.3 percentage points from the prior year period. This is driven by a higher expense base due to investment in operational excellence enhancements, partially offset by increased cessions to Aspen Capital Markets structures which generated higher ceded commissions.

Reinsurance Segment Highlights for the Six Months Ended June 30, 2025
•Underwriting income was $52 million with a combined ratio of 91.0%. Adjusted underwriting income was $59 million with an adjusted combined ratio of 89.8%.
•Gross written premiums of $1,146 million decreased by $35 million compared to the same period in the prior year, driven by a reduction in Property lines due to property rate decreases in the current market, and as we remain selective on writing business which does not meet our profitability expectations, partially offset by business growth in U.S. Casualty.
•Loss ratio of 60.1% deteriorated by 5.6 percentage points compared to June 30, 2024, mainly due to current accident year losses driven by rate reductions and mix of business along with catastrophe losses from the California Wildfires.
•Acquisition cost ratio improved by 2.5 percentage points from the prior year period, driven by higher ceding commissions resulting from increased cessions from Casualty lines to our Aspen Capital Market partners.

Investment Performance

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
	($ in millions)		($ in millions)
Net investment income	$80.5	$82.5	$156.4	$159.3
Net realized and unrealized investment (losses) recognized in net income (1)	(9.3)	(26.1)	(9.6)	(27.1)
Change in unrealized gains/(losses) on available for sale investments (before tax) (2)	61.8	9.6	131.6	(17.1)
Total return on investments	$133.0	$66.0	$278.4	$115.1

Average cash and investments (3)	$7,877.8	$7,423.9	$7,789.7	$7,399.1
Total return on average cash and investments, pre-tax (4)	1.7%	0.9%	3.6%	1.6%

Fixed Income Portfolio Characteristics	As at June 30, 2025	As at December 31, 2024

Book yield	4.4%	4.2%
Average duration	3.2 years	2.9 years
Average credit rating	A+	AA-

(1) Includes net unrealized gains of $20.3 million and $24.2 million for the three and six months ended June 30, 2025, respectively (three and six months ended June 30, 2024 — gains of $3.1 million and $6.8 million, respectively).
(2) The tax impact of the change in unrealized gains/(losses) on available for sale investments was an expense of $12.6 million and $27.0 million for the three and six months ended June 30, 2025, respectively (three and six months ended June 30, 2024 — expense of $0.6 million and a benefit of $2.0 million, respectively).
(3) Average cash and investments are calculated by taking the average of the opening period and closing period balances for total investments plus cash and cash equivalents.
(4) Total return on average cash and investments, pre-tax represents total pre-tax return/(loss) on investments as a percentage of average cash and investments.

•For the three and six months ended June 30, 2025, the Company reported net investment income of $81 million and $156 million, respectively, compared to $83 million and $159 million for the same periods in 2024. The slight year-over-year decrease in both periods primarily reflects lower returns from our Real Estate fund investments.
•Net realized and unrealized investment (losses) recognized in net income totaled $9 million and $10 million for the three and six months ended June 30, 2025, respectively, due to realized losses as a result of portfolio rotations, partially offset by unrealized gains on Trading assets and unrealized gains due to favorable foreign currency exchange rate movements in the quarter.
•The unrealized gains on available for sale investments of $62 million and $132 million for the three and six months ended June 30, 2025 were due to a combination of reductions in U.S. Treasury yields and active rotations of the portfolio.

Shareholders’ Equity	Six Months Ended June 30, 2025
($ in millions)
Shareholders’ equity as at December 31, 2024	$3,371.9
Net income for the period	83.3
Dividends on preference shares	(23.5)
Other comprehensive income	156.4
Redemption of preference shares	(275.0)
Share-based compensation	32.6
Shareholders’ equity as at June 30, 2025	$3,345.7
•Total shareholders’ equity was $3,346 million as of June 30, 2025, compared with $3,372 million as of December 31, 2024. We continued to generate shareholder value during the six months ended June 30, 2025, with net income of $83 million and other comprehensive income of $156 million, primarily due to valuation and foreign exchange changes related to investments classified as available for sale.
•On January 1, 2025, the Company redeemed all of its issued and outstanding AHL PRC Preference Shares for an aggregate amount of $275 million.
•During the period the Company distributed preference share dividends of $24 million. Additionally, upon the successful completion of the IPO, the Company granted replacement awards in substitution for legacy share options previously granted to certain employees and introduced a 2025 Equity and Incentive plan, as a result issuing additional share-based compensation net of tax of $33 million.
•Our shareholders’ equity, excluding accumulated other comprehensive loss of $234 million and Preference Shares, net of issuance costs, with a total value of $700 million, was $2,880 million as of June 30, 2025 (December 31, 2024: $2,792 million).
•During the three months ended June 30, 2025, the Company issued $300 million of Senior Notes at a coupon rate of 5.75%. The net proceeds were used to pay down the $300 million term loan.
Book Value per Share

(in US$ millions except for per share amounts and percentages)	As at June 30, 2025	As at March 31, 2025	As at June 30, 2024

Book value per ordinary share	$28.81	$27.42	$23.30
Book value per diluted ordinary share	$28.78	$27.42	$23.30

Book value per ordinary share, ex AOCI	$31.35	$30.95	$27.90
Book value per diluted ordinary share, ex AOCI	$31.32	$30.95	$27.90
•Book value per diluted ordinary share was $28.78 as at June 30, 2025, an increase of $1.36, or 4.9%, compared to March 31, 2025, driven by net income available to ordinary shareholders and other comprehensive gains.

Earnings conference call and webcast
Aspen will host a conference call to discuss the results at 8:00am (Eastern Time) on Friday, August 8, 2025.

To participate in the August 8 conference call by phone

Please call to register at least 10 minutes before the conference call begins by dialing:

1-800-715-9871 (North America toll-free) or
1-646-307-1963 (international)
Conference ID 8404542

To download the materials

The earnings press release is available on the Investors section of Aspen’s website at www.aspen.co, along with a copy of the corresponding financial supplement, which includes additional information on Aspen’s financial performance.

To listen later
A replay of the call will be available approximately two hours after the call concludes and will be available until August 22, 2025. The replay can be accessed through the Investors section of the Company’s website, or by dialing:

1-800-770-2030 (US toll free) or
1-609-800-9909 (international)
Conference ID 8404542

The webcast will be archived in the Investor section of Aspen’s website.

For further information please contact

Mariza Costa, Head of Investor Relations
Mariza.Costa@Aspen.co
+1 201 539 2668

Jo Scott, Group Head of Corporate Communications
Jo.Scott@Aspen.co
+44 20 3900 5744

Aspen Insurance Holdings Limited
Summary condensed consolidated balance sheet (unaudited)
$ in millions

	As at June 30, 2025	As at December 31, 2024

ASSETS
Total investments	$6,984.6	$6,741.5
Cash and cash equivalents	939.0	914.2
Reinsurance recoverables (1)	5,376.1	5,073.7
Premiums receivable	1,921.8	1,617.0
Other assets	1,190.5	1,402.1
Total assets	$16,412.0	$15,748.5

LIABILITIES
Losses and loss adjustment expenses reserves	$8,632.2	$8,122.6
Unearned premiums	2,933.0	2,645.8
Other payables	1,204.7	1,308.2
Long-term debt	296.4	300.0
Total liabilities	$13,066.3	$12,376.6

SHAREHOLDERS’ EQUITY
Ordinary shares	$0.1	$0.1
Preference shares	699.9	970.5
Additional paid-in capital	794.3	761.7
Retained earnings	2,085.1	2,029.7
Accumulated other comprehensive loss, net of tax	(233.7)	(390.1)
Total shareholders’ equity	3,345.7	3,371.9
Total liabilities and shareholders’ equity	$16,412.0	$15,748.5
(1) Included within reinsurance recoverables is $1.2 billion (December 31, 2024 — $1.2 billion) recoverable from Enstar under the LPT.

Aspen Insurance Holdings Limited
Summary consolidated statement of income (unaudited)
$ in millions, except ratios

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
UNDERWRITING REVENUES
Gross written premiums	$1,238.9	$1,250.4	$2,526.1	$2,481.8
Premiums ceded	(523.4)	(439.3)	(1,058.9)	(929.8)
Net written premiums	715.5	811.1	1,467.2	1,552.0
Change in unearned premiums	(40.6)	(105.7)	(89.6)	(180.9)
Net earned premiums	674.9	705.4	1,377.6	1,371.1
UNDERWRITING EXPENSES
Losses and loss adjustment expenses	(379.1)	(420.2)	(834.4)	(804.7)
Acquisition costs	(90.0)	(105.6)	(185.7)	(198.5)
General and administrative expenses	(105.4)	(99.3)	(229.9)	(198.1)
Total underwriting expenses	(574.5)	(625.1)	(1,250.0)	(1,201.3)

Underwriting income	100.4	80.3	127.6	169.8

Net investment income	80.5	82.5	156.4	159.3
Interest expense (1)	(8.9)	(14.0)	(18.0)	(30.1)
Corporate and other expenses	(25.4)	(39.0)	(50.8)	(64.7)
Non-operating expenses (2)	(47.3)	(5.5)	(55.6)	(11.7)
Net realized and unrealized foreign exchange (losses)/gains (3)	(31.9)	1.9	(44.8)	11.0
Net realized and unrealized investment (losses)	(9.3)	(26.1)	(9.6)	(27.1)
INCOME BEFORE TAX	58.1	80.1	105.2	206.5
Income tax expense	(11.6)	(11.1)	(21.9)	(25.7)
NET INCOME	46.5	69.0	83.3	180.8
Dividends paid on preference shares	(11.0)	(13.7)	(23.5)	(27.3)
Preference share redemption costs	—	—	(4.4)	—
Net income available to Aspen Insurance Holdings Limited’s ordinary shareholders	$35.5	$55.3	$55.4	$153.5

Loss ratio	56.2%	59.6%	60.6%	58.7%
Acquisition cost ratio	13.3%	15.0%	13.5%	14.5%
General and administrative expense ratio	15.6%	14.1%	16.7%	14.4%
Expense ratio	28.9%	29.1%	30.2%	28.9%
Combined ratio	85.1%	88.7%	90.8%	87.6%
Adjusted combined ratio (4)	84.3%	86.7%	89.7%	86.5%
(1) Interest expense includes interest on funds withheld balances related to the LPT contract.
(2) Non-operating expenses in the three and six months ended June 30, 2025 and June 30, 2024 includes expenses in relation to replacement awards granted on the successful completion of the IPO, certain consulting fees, non-recurring transformation activities, and other non-recurring costs.
(3) Includes the net realized and unrealized gains/(losses) from foreign exchange contracts.
(4) Adjusted combined ratio includes an adjustment for the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the LPT contract. Adjusted combined ratio represents the performance of our business for accident years 2020 onwards, which we believe is useful to management and investors because it reflects the underlying underwriting performance of the ongoing portfolio.

Aspen Insurance Holdings Limited
Summary consolidated segment information (unaudited)
$ in millions, except ratios

	Three Months Ended June 30, 2025			Three Months Ended June 30, 2024
	Insurance	Reinsurance	Total	Insurance	Reinsurance	Total

Gross written premiums	$693.5	$545.4	$1,238.9	$684.2	$566.2	$1,250.4
Net written premiums	390.4	325.1	715.5	425.3	385.8	811.1
Gross earned premiums	672.7	443.5	1,116.2	620.9	434.3	1,055.2
Net earned premiums	395.8	279.1	674.9	378.3	327.1	705.4
Losses and loss adjustment expenses	(239.3)	(139.8)	(379.1)	(231.2)	(189.0)	(420.2)
Acquisition costs	(45.2)	(44.8)	(90.0)	(48.2)	(57.4)	(105.6)
General and administrative expenses	(67.1)	(38.3)	(105.4)	(63.4)	(35.9)	(99.3)
Underwriting income	$44.2	$56.2	$100.4	$35.5	$44.8	$80.3

Net investment income			80.5			82.5
Net realized and unrealized investment (losses)			(9.3)			(26.1)
Corporate and other expenses			(25.4)			(39.0)
Non-operating expenses (1)			(47.3)			(5.5)
Interest expense (2)			(8.9)			(14.0)
Net realized and unrealized foreign exchange (losses)/gains (3)			(31.9)			1.9
Income before tax			58.1			80.1
Income tax expense			(11.6)			(11.1)
Net income			$46.5			$69.0

Ratios
Loss ratio	60.5%	50.1%	56.2%	61.1%	57.8%	59.6%
Acquisition cost ratio	11.4%	16.1%	13.3%	12.7%	17.5%	15.0%
General and administrative expense ratio	17.0%	13.7%	15.6%	16.8%	11.0%	14.1%
Expense ratio	28.4%	29.8%	28.9%	29.5%	28.5%	29.1%
Combined ratio	88.9%	79.9%	85.1%	90.6%	86.3%	88.7%
Adjusted combined ratio (4)	87.9%	79.2%	84.3%	90.6%	82.2%	86.7%

(1) Non-operating expenses in the three months ended June 30, 2025 and June 30, 2024 includes expenses in relation to replacement awards granted on the successful completion of the IPO, certain consulting fees, non-recurring transformation activities, and other non-recurring costs.
(2) Interest expense includes interest on funds withheld balances related to the LPT contract.
(3) Includes the net realized and unrealized gains/(losses) from foreign exchange contracts.
(4) Adjusted combined ratio includes an adjustment for the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the LPT contract. Adjusted combined ratio represents the performance of our business for accident years 2020 onwards, which we believe is useful to management and investors because it reflects the underlying underwriting performance of the ongoing portfolio.

Aspen Insurance Holdings Limited
Summary consolidated segment information (unaudited)
$ in millions, except ratios

	Six Months Ended June 30, 2025			Six Months Ended June 30, 2024
	Insurance	Reinsurance	Total	Insurance	Reinsurance	Total

Gross written premiums	$1,380.0	$1,146.1	$2,526.1	$1,301.2	$1,180.6	$2,481.8
Net written premiums	768.3	698.9	1,467.2	763.7	788.3	1,552.0
Gross earned premiums	1,348.3	888.4	2,236.7	1,223.7	848.5	2,072.2
Net earned premiums	799.5	578.1	1,377.6	739.3	631.8	1,371.1
Losses and loss adjustment expenses	(487.2)	(347.2)	(834.4)	(460.3)	(344.4)	(804.7)
Acquisition costs	(95.3)	(90.4)	(185.7)	(83.9)	(114.6)	(198.5)
General and administrative expenses	(141.6)	(88.3)	(229.9)	(125.6)	(72.5)	(198.1)
Underwriting income	$75.4	$52.2	$127.6	$69.5	$100.3	$169.8

Net investment income			156.4			159.3
Net realized and unrealized investment (losses)			(9.6)			(27.1)
Corporate and other expenses			(50.8)			(64.7)
Non-operating expenses (1)			(55.6)			(11.7)
Interest expense (2)			(18.0)			(30.1)
Net realized and unrealized foreign exchange (losses)/gains (3)			(44.8)			11.0
Income before tax			105.2			206.5
Income tax expense			(21.9)			(25.7)
Net income			$83.3			$180.8

Ratios
Loss ratio	60.9%	60.1%	60.6%	62.3%	54.5%	58.7%
Acquisition cost ratio	11.9%	15.6%	13.5%	11.3%	18.1%	14.5%
General and administrative expense ratio	17.7%	15.3%	16.7%	17.0%	11.5%	14.4%
Expense ratio	29.6%	30.9%	30.2%	28.3%	29.6%	28.9%
Combined ratio	90.5%	91.0%	90.8%	90.6%	84.1%	87.6%
Adjusted combined ratio (4)	89.5%	89.8%	89.7%	91.2%	81.0%	86.5%

(1) Non-operating expenses in the six months ended June 30, 2025 and June 30, 2024 includes expenses in relation to replacement awards granted on the successful completion of the IPO, certain consulting fees, non-recurring transformation activities, and other non-recurring costs.
(2) Interest expense includes interest on funds withheld balances related to the LPT contract.
(3) Includes the net realized and unrealized gains/(losses) from foreign exchange contracts.
(4) Adjusted combined ratio includes an adjustment for the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the LPT contract. Adjusted combined ratio represents the performance of our business for accident years 2020 onwards, which we believe is useful to management and investors because it reflects the underlying underwriting performance of the ongoing portfolio.

About Aspen Insurance Holdings Limited (“Aspen” or the “Company”)
Aspen provides insurance and reinsurance coverage to clients in various domestic and global markets through wholly-owned operating subsidiaries in Bermuda, the United States and the United Kingdom, as well as its branch operations in Canada, Singapore and Switzerland. For more information about Aspen, please visit www.aspen.co. Please refer to the “Financials – Annual Reports” section of Aspen’s investor website for a copy of our most recent Annual Report on Form 20-F.

Cautionary Statement Regarding Forward-Looking Statements
This press release or any other written or oral statements made by or on behalf of the Company may contain written “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are made pursuant to the “safe harbor” provisions of The Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts. In particular, statements that use the words such as “expect,” “intend,” “plan,” “believe,” “aim,” “project,” “anticipate,” “seek,” “will,” “likely,” “assume,” “estimate,” “may,” “continue,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “predict,” “potential,” “on track” or their negatives or variations and similar terminology and words of similar import generally involve forward-looking statements.

All forward-looking statements rely on a number of assumptions, estimates and data concerning future results and events and that are subject to a number of uncertainties, assumptions and other factors, many of which are outside Aspen’s control that could cause actual results to differ materially from such forward-looking statements. Accordingly, there are important factors that could cause our actual results to differ materially from those anticipated in the forward-looking statements, including uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect us in the future. These important risks include, but are not limited to, the following: the occurrence of natural disasters, severe weather events and other catastrophe events, as well as outbreaks of pandemic or contagious diseases; unanticipated losses from war, terrorism and political unrest, cyber attacks, government action that is hostile to commercial interests and from sovereign, sub-sovereign and corporate defaults; global climate change, as well as increasing laws, regulation and litigation in the area of climate change; cyclical changes in the reinsurance and insurance industries; reinsurers not reimbursing us for claims on a timely basis, or at all, or associated coverage disputes; the reliance on the assessment and pricing of individual risks by third parties; the failure of any risk management and loss limitation methods we employ; if actual claims exceed our loss reserves; economic or social inflation; interest rate, credit, and real estate related risks within our investment portfolio; the failure of policyholders, brokers or other intermediaries or reinsurers to honor their payment obligations; competition and consolidation in the (re)insurance industry; the Company’s ability to maintain its financial strength ratings; the Company’s reliance on a small number of brokers; political, regulatory, governmental and industry initiatives and the inability of third parties with whom we do business to appropriately manage their risks; if our internal controls over financial reporting have gaps or other deficiencies; management turnover or our inability to attract and retain senior staff, including our executive officers, senior underwriters or other members of our senior management team; our ability to rely on exemptions from certain of the New York Stock Exchange corporate governance standards as a result of our foreign private issuer and “controlled company” status; a failure in our data security and/or technology systems or infrastructure or those of third parties, including those caused by security breaches or cyber-attacks or through the incorporation of artificial intelligence; the impact of compliance obligations with applicable laws, rules and regulations related to being a public company; and many other factors. For a detailed description of these uncertainties and other factors that could impact the forward-looking statements in this press release and other communications issued by or on behalf of Aspen, please see the “Risk Factors” section in Aspen’s Annual Report on Form 20-F for the twelve months ended December 31, 2024, as filed with the SEC, which should be deemed incorporated herein.

The inclusion of forward-looking statements in this press release or any other communication should not be considered as a representation by Aspen that current plans or expectations will be achieved. Aspen undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Basis of Preparation
Aspen has prepared the financial information contained within this financial results press release in accordance with the principles of U.S. Generally Accepted Accounting Principles (“GAAP”).

Non-GAAP Financial Measures
In presenting Aspen’s results, management has included and discussed certain measurements that are considered “non-GAAP financial measures” under SEC rules and regulations. Management believes that these non-GAAP financial measures, which may be defined differently by other companies, help explain and enhance the understanding of Aspen’s results of operations and aligns with how management view internal financial performance. However, these measures should not be viewed as a substitute for those determined in accordance with GAAP.
Operating income is a non-GAAP financial measure. Operating income is an internal performance measure used by Aspen in the management of its operations and represents after-tax operating results. Operating income includes an adjustment for the change in deferred gain on retroactive reinsurance contracts in order to economically match the loss recoveries under the LPT contract with the underlying loss development of the assumed net loss reserves for the subject business of 2019 and prior accident years. Operating income also excludes certain costs related to the LPT contract with a subsidiary of Enstar Group Limited, net foreign exchange gains or losses, including net realized and unrealized gains and losses from foreign exchange contracts, net realized and unrealized gains or losses on investments, non-operating expenses and income, and preference share redemption costs. Non-operating expenses include expenses incurred in connection with non-recurring projects, such as consulting fees and other non-recurring transformation program costs, and are included within general, administrative and corporate expenses in the consolidated statement of operations. The non-operating income tax (benefit)/expense is calculated on the above items by applying the Company’s effective current tax rate for each of the Company’s material tax jurisdictions to the relevant income/expense for those same jurisdictions. The non-operating income tax (benefit)/expense is included within income tax benefit/(expense) in the consolidated statement of operations.

Aspen excludes these items above from its calculation of operating income because management believes they are not reflective of underlying performance or the amount of these gains or losses is heavily influenced by, and fluctuates according to, prevailing investment market and interest rate movements. Aspen believes these amounts are either largely independent of its business and underwriting process, not aligned with the economics of transactions undertaken, or including them would distort the analysis of trends in its operations. In addition to presenting net income determined in accordance with GAAP, Aspen believes that showing operating income enables users of its financial information to analyze Aspen's results of operations in a manner consistent with how management analyzes Aspen's underlying business performance. Operating income should not be viewed as a substitute for GAAP net income.

Operating Income Reconciliation	Three Months Ended		Six Months Ended
(in $ millions)	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

Net income available to Aspen Insurance Holdings Limited’s ordinary shareholders	$35.5	$55.3	$55.4	$153.5
Add/(deduct) items before tax
Net foreign exchange losses/(gains)	31.9	(1.9)	44.8	(11.0)
Net realized and unrealized investment losses	9.3	26.1	9.6	27.1
Non-operating expenses	47.3	5.5	55.6	11.7
Impact of the LPT	5.6	13.5	14.6	15.0
Variable interest on the LPT funds withheld	2.5	5.2	5.4	11.5
Non-operating income tax benefit	(21.2)	(6.1)	(28.5)	(6.8)
Preference share redemption costs	—	—	4.4	—
Operating income	$110.9	$97.6	$161.3	$201.0

Underwriting result or income/loss is a non-GAAP financial measure. Income or loss for each of the business segments is measured by underwriting income or loss. Underwriting income or loss is the excess of net earned premiums over the underwriting expenses. Underwriting expenses are the sum of losses and loss adjustment expenses, acquisition costs and general and administrative expenses. Underwriting income or loss provides a basis for management to evaluate the segment’s underwriting performance.
Adjusted underwriting income or loss is a non-GAAP financial measure. It is the underwriting income or loss adjusted for the change in deferred gain on retroactive reinsurance contracts in order to economically match the loss recoveries under the LPT with the underlying loss development of the assumed net loss reserves for the subject business of 2019 and prior accident years. Adjusted underwriting income or loss represents the performance of our business for accident years 2020 onwards, which management believes reflects the underlying underwriting performance of the ongoing portfolio.
Average equity, a non-GAAP financial measure, is used in calculating ordinary shareholders return on average equity. Average equity is calculated by taking the arithmetic average of total shareholders’ equity on a quarterly basis for the stated periods excluding the average value of preference shares less issue expenses.
Loss ratio is the sum of current year net losses, catastrophe losses, prior year reserve strengthening/(releases), and the impact of the LPT as a percentage of net earned premiums.
Adjusted loss ratio is a non-GAAP financial measure. It is the sum of current accident year net losses and loss expenses, catastrophe losses and prior year reserve strengthening/(releases) post-LPT years, as a percentage of net earned premiums. Adjusted loss ratio excludes the change in the deferred gain on retroactive reinsurance contracts and represents the performance of our business for accident years 2020 onwards, which management believes reflects the underlying underwriting performance of the ongoing business.
Combined ratio is the sum of the loss ratio and the expense ratio. The loss ratio is calculated by dividing losses and loss adjustment expenses by net earned premiums. The expense ratio is calculated by dividing the sum of acquisition costs and general and administrative expenses, by net earned premiums.
Adjusted combined ratio is a non-GAAP financial measure. It is the sum of the adjusted loss ratio and the expense ratio. The adjusted loss ratio is calculated by dividing the adjusted losses and loss adjustment expenses by net earned premiums. The expense ratio is calculated by dividing the sum of acquisition costs and general and administrative expenses, by net earned premium.

Underwriting Income, Adjusted Underwriting Income and Adjusted Combined Ratio	Three Months Ended June 30,		Six Months Ended June 30,
(in $ millions except where stated)	2025	2024	2025	2024

Net earned premium	$674.9	$705.4	$1,377.6	$1,371.1

Current accident year net losses and loss expenses	(360.2)	(365.6)	(724.1)	(716.3)
Catastrophe losses	(23.6)	(48.2)	(115.0)	(80.6)
Prior year reserve development, post LPT years	10.2	7.2	19.2	7.2
Adjusted losses and loss adjustment expenses	(373.6)	(406.6)	(819.9)	(789.7)
Impact of the LPT (1)	(5.5)	(13.6)	(14.5)	(15.0)
Losses and loss adjustment expenses	(379.1)	(420.2)	(834.4)	(804.7)
Acquisition costs	(90.0)	(105.6)	(185.7)	(198.5)
General and administrative expenses	(105.4)	(99.3)	(229.9)	(198.1)
Underwriting expenses	$(574.5)	$(625.1)	$(1,250.0)	$(1,201.3)

Underwriting income	$100.4	$80.3	$127.6	$169.8

Combined ratio	85.1%	88.7%	90.8%	87.6%

Adjusted underwriting income	$105.9	$93.9	$142.1	$184.8
Adjusted combined ratio	84.3%	86.7%	89.7%	86.5%
Adjusted loss ratio	55.4%	57.6%	59.5%	57.6%
(1) Impact of the LPT includes the impact of prior year development on 2019 and prior accident years, net of the change in the deferred gain recognized in relation to retroactive reinsurance contracts as per accounting requirements for retroactive reinsurance under U.S. GAAP.

Operating return on average equity (“Operating ROE”) is calculated by taking the operating income divided by average equity. Aspen presents Operating ROE as a measure that is commonly recognized as a standard of performance by investors, analysts, rating agencies and other users of its financial information. Operating return on average equity for the three and six months ended June 30, 2025 and 2024 has been annualized.

	Three Months Ended June 30,		Six Months Ended June 30,
(in $ millions except where stated)	2025	2024	2025	2024

Total shareholders’ equity	$3,345.7	$2,870.1	$3,345.7	$2,870.1
Preference shares less issue expenses	(699.9)	(753.5)	(699.9)	(753.5)
Average adjustment	(77.6)	39.0	(133.2)	38.8
Average equity	$2,568.2	$2,155.6	$2,512.6	$2,155.4

Net Income available to ordinary shareholders	$35.5	$55.3	$55.4	$153.5
Operating income	$110.9	$97.6	$161.3	$201.0

Annualized net income available to ordinary shareholders on average equity	5.6%	10.3%	4.4%	14.2%
Annualized operating return on average equity	17.2%	18.1%	12.8%	18.7%

Basic Earnings per Ordinary Share is calculated by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted Earnings per Ordinary Share illustrates the effect on basic earnings per share of dilutive securities and is calculated using the treasury stock method.

Basic Operating Earnings per Share and Diluted Operating Earnings per Share are non-GAAP financial measures. Basic operating earnings per share and diluted operating earnings per share are calculated by dividing operating income by the basic or diluted weighted average number of shares outstanding for the period.

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024

Basic earnings per ordinary share
Net income available to ordinary shareholders	$0.39	$0.61	$0.61	$1.69
Operating income	$1.22	$1.07	$1.77	$2.21

Diluted earnings per ordinary share
Net income available to ordinary shareholders	$0.39	$0.61	$0.61	$1.69
Operating income	$1.22	$1.07	$1.77	$2.21

Weighted average number of ordinary shares outstanding (in millions)	90.977	90.833	90.906	90.833
Weighted average number of ordinary shares outstanding and dilutive potential ordinary shares (in millions)	91.042	90.833	90.938	90.833

The dilutive effect of options has been calculated using the treasury stock method. The treasury stock method assumes that the proceeds received from the exercise of options will be used to purchase the Company's ordinary shares at the average market price during the period of calculation.

Book value per ordinary share (“BVPS”) is calculated by adjusting shareholders’ equity by removing the impact of Preference Shares as at period end, and dividing it by the number of outstanding ordinary shares at the end of the period.

Book value per ordinary share ex AOCI is a non-GAAP financial measure. It is book value per ordinary share adjusted to remove the impact of accumulated other comprehensive income (“AOCI”).

Diluted Book Value per Ordinary Share illustrates the effect on basic book value per share of dilutive securities and is calculated using the treasury stock method.

(in US$ millions except for per share amounts)	As at June 30, 2025	As at March 31, 2025	As at June 30, 2024

Total shareholders' equity	$3,345.7	$3,190.5	$2,870.1
Less: preference shares	(699.9)	(699.9)	(753.5)
Ordinary shareholders' equity	2,645.8	2,490.6	2,116.6
Less: AOCI	233.7	320.8	417.2
Ordinary shareholders' equity, ex AOCI	$2,879.5	$2,811.4	$2,533.8

Ordinary shares outstanding (in millions) as at period end	91.838	90.833	90.833
Diluted shares outstanding (in millions) as at period end	91.948	90.833	90.833

Book value per ordinary share	$28.81	$27.42	$23.30
Book value per diluted ordinary share	$28.78	$27.42	$23.30

Book value per ordinary share, ex AOCI	$31.35	$30.95	$27.90
Book value per diluted ordinary share, ex AOCI	$31.32	$30.95	$27.90